DAVID J. STEICHEN
Chief Financial Officer
Analysts International Corporation

January 18, 2008

Ms. Kathleen Collins

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.W.

Washington, DC 20549

Mail Stop 6010

Re:       Analysts International Corporation

             Form 10-K for the fiscal year ended December 31, 2006

             Filed on March 15, 2007

             File No. 000-04090

Dear Ms. Collins:

This letter is being submitted in response to the comments set forth in your letter dated January 7, 2008, to Mr. David J. Steichen, Chief Financial Officer of Analysts International Corporation with respect to the above-referenced filing.

For your convenience, set forth below are the comments from your letter in bold typeface with our response to your comments.

Exhibit 13. Annual Report

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 26

1.              Please refer to prior comment 2.  We note that when you resell software, these arrangements may include multiple software deliverables (e.g. installation, integration services, hosting, etc.), which are accounted for pursuant to paragraph 10 of SOP 97-2 and vendor specific objective evidence (“VSOE”) is based upon the prices charged when the same elements are sold separately.  Tell us the amount of revenue recognized for these arrangements for each period presented.  Additionally, please explain the methodology used to determine VSOE of each undelivered element (e.g. hourly rates, hosting fee renewal rates, etc.) and specifically describe the various factors that affect your analysis including customer type and other pricing factors (e.g. geographic region, purchase volume, competitive pricing, etc.).  Verify whether the price charged varies from customer to customer and, if so, how you can reasonably estimate VSOE.  In this regard, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element.

In response to your comment number one, the table below represents the approximate revenue generated from software transactions sold by the Company during 2004, 2005 and 2006, and the portion of that revenue earned via Multiple-Element Software arrangements in each of the periods.

	2004	2005	2006
Total Revenue	$341,612,000	$322,298,000	$346,987,000

Total Product Revenue Generated from Software	4,610,000	4,815,000	6,174,000

Multiple-Element Software Transaction Revenue:
Software component	1,085,000	700,000	670,000
Service component	621,000	562,000	368,000
Total Multiple-Element Software Transaction Revenue	$1,706,000	$1,262,000	$1,038,000

Multiple-Element Software Transaction Revenue as a percent of total revenue	0.5%	0.4%	0.3%

To clarify what the above table portrays, when we sell off-the-shelf software in multiple-element software transactions, in addition to the software, the only other element of the arrangement is service, which we typically price on an hourly rate basis.  This service is to install and/or configure the software and does not involve significant production, modification, or customization of the software.  As the above table shows, these transactions represented a relatively insignificant portion of our revenue during these periods.  In addition, these projects are generally delivered during a short period of time (generally less than three months), minimizing the amount of revenue associated with the undelivered service element at the end of any one reporting period.

Because the off-the-shelf software is delivered to the client before we can begin delivering our installation and configuration services, the undelivered element of these contracts consists of the service element.  Our methodology for determining the fair value of the service element of these contracts is to utilize VSOE in the form of other transactions where the Company has sold similar services, to similar clients, on a standalone basis.  In assessing VSOE to determine a reasonable range of fair values, we evaluate the hourly rates included in the standalone service contracts of the same strategic business units (SBUs).  These SBUs sell primarily to small and medium-sized businesses, and operate in very competitive markets.  We price our contracts to achieve a certain margin on our hourly services.  When we sell comparable standalone services to small and medium-sized businesses, we earn margins which generally range between 35% and 45%.  We may, on occasion, sell standalone services which fall outside of this range but the vast majority are priced to achieve margins within this range.  This VSOE is utilized to determine if the rates stated in the contracts are within the normal range achieved from clients on a standalone basis.  If the rates stated in the contract are not within the range indicated by the VSOE, the Company would use a rate within the range indicated by the VSOE to allocate revenue between the contract elements.  During fiscal years 2004, 2005 and 2006, in the SBUs where software is sold, the Company delivered approximately $8,012,000, $9,350,000, and $8,884,000, respectively, in installation and configuration service revenue on a standalone basis.  Based upon the level of the Company’s experience in pricing these services on a standalone basis in this market, we believe we have adequate VSOE to support our assessment of the fair value of the service to be provided.

Although we do not consider this a basis for recognizing revenue under SOP 97-2, the Company does consider the fact that the software products being sold in these multiple-element software arrangements are sold by many reselling organizations.  Our clients and our competition know approximately what our cost for the software element is, making it difficult for us to shift unusually high or low portions of the total fee of the arrangement to either the software or the service component of the arrangement.  As another control, the Company reviews the software component of every multiple-element software arrangement to ensure the fair value assigned to the software component is appropriate to allow for the recognition of only a reasonable profit margin.

Exhibit 13. Annual Report

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 26

2.              Additionally, clarify if you provide PCS for your software and software related service arrangements and if so, tell us how you establish VSOE for PCS (i.e. separate sales or stated renewal rates) and tell us how you considered the guidance in paragraph 10 and 57 of SOP 97-2.  If VSOE is based upon states renewal rates, tell us how you determined the renewal rates are substantive.  In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.  If VSOE is based upon stand alone sales, please address the item noted above in comment 1.

In response to your comment number two, we wish to advise you that our software and software related service arrangements do not provide for PCS.

* * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (952) 838-2835

Very truly yours,

/s/ David J. Steichen
David J. Steichen
Chief Financial Officer
Analysts International Corporation